SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On April 16, 2019, the Registrant issued a press release announcing that it has entered into a Securities Purchase Agreement (“Agreement”) by and among (a) the Registrant, (b) Wise Metro Development Co., Ltd., a British Virgin Islands company (“Wise”), (c) Mr. Zuoqiao Sun Zhang, a citizen of Guatemala (“Sun Zhang”; and together with Wise, “Sellers”) and (d) NiSun International Enterprise Management Group Co., Ltd., a company organized under the laws of Cayman Islands.

Closing under the Agreement is expressly subject to majority approval of both classes of Common Shares of the Company and, accordingly, the Company has announced that it will hold a Special Shareholder Meeting on May 29, 2019 at 10:00 AM (China time) at the Company’s office, No. 936, Jinhai 2nd Road, Konggang New Area, Longwan District, Wenzhou City, Zhejiang Province, People’s Republic of China. Shareholders as of May 14, 2019 will be entitled to vote at the meeting.

The Company will file a proxy statement with the Securities and Exchange Commission regarding the matters to be voted on by Shareholders, including (i) approval of the entry into and performance under the Agreement, (ii) approval of the entry into and performance under certain control agreements with Fintech (shanghai) Investment Holding Co., Ltd (“Fintech”), a Chinese company focused on the provision of financial services, by which the Company will obtain effective control over Fintech and (iii) the grant to the Sellers or their designee of an option (the “Option”) to purchase the Company’s equity interest in Zhejiang Xibolun Automation Project Technology Co., Ltd., the Company’s 49% equity interest in Xuzhou Weijia Biotechnology Co., Ltd. and the Company’s equity interest in Wenzhou Xibolun Fluid Equipment Co., Limited, Chinese operating subsidiaries of the Company.

A copy of the press release regarding the transaction is attached as Exhibit 99.1.

Exhibit

99.1	Press release dated April 16, 2019, titled “Hebron Announces Entry into Securities Purchase Agreement and Sets Date for Special Shareholder Meeting”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: April 16, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

2